[redacted]ENZIE

青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

[redacted]

FILE NO. 82-4861

March 7, 2006

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Notice of Determination of the Terms of Issuance of Stock Options (Stock Acquisition Rights) (dated February 23, 2006) (English translation).

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

File No. 82-4861

(Translation)

February 23, 2006

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Determination of the Terms of Issuance of Stock Options (Stock Acquisition Rights)

Notice is hereby given that MegaChips Corporation (the "Company") today determined the specific terms of the issuance of stock acquisition rights to be issued as stock options, which was resolved at the 15th Ordinary General Meeting of Shareholders of the Company held on June 24, 2005 and the meetings of its Board of Directors held on February 6 and 17, 2006, as described below:

Description

1. Date of issuance of stock acquisition rights:
   February 24(Friday), 2006

2. Amount to be paid in upon exercise of stock acquisition rights:
   ¥2,586 per share

3. Total amount of issue prices of shares to be issued upon exercise of stock acquisition rights:
   ¥157,228,800

4. Amount of the issue price of a new share not to be capitalized upon exercise of stock acquisition rights when new shares are issued upon exercise of stock acquisition rights:
   ¥1,293 per share

<For reference>

1. Date of adoption of resolution by the Board of Directors of the proposition to be submitted to the Ordinary General Meeting of Shareholders: May 13, 2005

2. Date of approval of the proposition at the 15th Ordinary General Meeting of Shareholders: June 24, 2005

- END -